SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 18)*

                       Lone Star Technologies, Inc.
                              (Name of Issuer)

                               Common Stock
                       (Title of Class of Securities)

                                542312103
                               (Cusip Number)

                             J. Taylor Crandall
                        201 Main Street, Suite 3100
                          Fort Worth, Texas 76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 3, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 5,783,172 shares, which constitutes approximately 25.6% of the total number of shares outstanding.
All ownership percentages set forth herein assume that there are 22,578,248 shares outstanding.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 22, 1993, as amended by Amendment No. 1 dated August 26, 1993, Amendment No. 2 dated November 26, 1993, Amendment No. 3 dated April 21, 1994, Amendment No. 4 dated April 27, 1994, Amendment No. 5 dated August 3, 1994, Amendment No. 6 dated September 28, 1994, Amendment No. 7 dated November 2, 1994, Amendment No. 8 dated November 9, 1994, Amendment No. 9 dated January 20, 1995, Amendment No. 10 dated February 7, 1995, Amendment No. 11 dated February 28, 1995, Amendment No. 12 dated March 21, 1995, Amendment No. 13, dated August 17, 1995, Amendment No. 14 dated November 1, 1995, Amendment No. 15, dated February 12, 1997, Amendment No. 16, dated November 12, 1997 and Amendment No. 17 dated December 12, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lone Star Technologies, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     Representatives of the Reporting Persons have submitted to the Issuer a preliminary proposal that the Issuer receive an option to put to an investor group related to the Reporting Persons up to $50 million of convertible preferred stock for a period of 1 year. The convertible preferred stock would be issued at current market rates and be subject to customary conditions. Given the Issuer's significant cash balances and ability to obtain financing, should it desire to do so, from traditional financing sources on more favorable terms, there can be no assurance that the Issuer will accept this proposal.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    July 7, 1998


                                   ALPINE CAPITAL, L.P.

                                   By: /s Robert W. Bruce III
                                   Robert W. Bruce III,
                                   Manager


                                   /s/ Robert W. Bruce III
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.

                                   By: /s/ J. Taylor Crandall
                                   J. Taylor Crandall,
                                   President


                                   /s/ J. Taylor Crandall
                                   J. TAYLOR CRANDALL


                                   /s/ W. R. Cotham
                                   W. R. COTHAM,
                                   Attorney-in-Fact for:

                                   THE ANNE T. AND ROBERT M.
                                   BASS FOUNDATION (1)
                                   ANNE T. BASS (2)
                                   ROBERT M. BASS (3)


                                   KEYSTONE, INC.

                                   By: /s/ W. R. Cotham
                                   W. R. Cotham,
                                   Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.